EXHIBIT 21

Name	Jurisdiction of Incorporation or Organization

Hong Kong Wah Bon Enterprise Co., Ltd.	Hong Kong

Shaanxi Pacific New Energy Development	PRC

Shaanxi Changjiang Mining New Energy Co., Ltd.	PRC

Shaanxi Weinan Changjiang Solar Photovoltaic Energy Applied Science and Technology Co., Ltd.	PRC

Shaanxi Changjiang Electric Power New Energy Co., Ltd	PRC